SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. H+W CONSULT Chooses Magic’s Technology to Integrate Cloud and On-premise Solutions

PRESS RELEASE

H+W CONSULT Chooses Magic’s Technology to Integrate Cloud and On-premise Solutions

Magic xpi Integration Platform Increases Efficiency and Improves Business Processes by Integrating Salesforce.com with Business Management, ERP, and Accounting Systems

Or Yehuda, Israel, July 03, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that its German business partner, H+W CONSULT, has been chosen to implement Magic-based integration projects for PETER CREMER in Germany and Y-Soft in the Czech Republic.

PETER CREMER, a Hamburg-based leading producer and distributor of raw materials for the oleochemical industry, has chosen to use Magic xpi Integration Platform to integrate its on-demand Salesforce.com CRM with Navision and Microsoft SharePoint. The solution developed by H+W CONSULT leverages Magic xpi's code-free simplicity and built-in certified connectors to optimize CREMER’s worldwide forecasting and sales processes.

Y-Soft, an international provider of print management systems, based in the Czech city of Brno, has chosen to replace its current integration tool with Magic xpi Integration Platform to connect its cloud-based Salesforce.com CRM with Computer Associates, Helios ERP, and local accounting systems in 17 countries worldwide. Magic’s advanced technology and fresh approach to enterprise integration enables Y-Soft to standardize its worldwide sales processes and fully integrate its support and sales activities. In addition, it provides Y-Soft with the tools to maintain a 360° view of its customers and perform reliable real-time forecasting. Magic xpi’s easy-to-use, ready-made certified connectors for a wide range of enterprise systems enable Y-Soft to develop a comprehensive solution that is not only much faster to implement, but is also easier to maintain.

Commenting on these projects, Stephan Romeder, General Manager of Magic Germany, said: “We are very pleased to see the success of Magic xpi in responding to the needs of our customers for fast, efficient, and reliable business integration. These projects, implemented by our business partner, H+W CONSULT, demonstrate the proven benefits of Magic xpi Integration Platform both in delivering business efficiency and streamlined functionality.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About H+W Consult

Since 2001, H+W CONSULT is a leading certified Salesforce.com Platinum partner, and has many years of experience in the implementation and optimization of CRM and business processes. As a global solution integrator specializing in salesforce.com services, H+W CONSULT has successfully supported over 300 Salesforce.com projects worldwide.

For more information, visit www.hundw.de.

About CREMER

CREMER has been active in the production and distribution of basic oleochemical commodities since the late 1970s. A global presence in more than 30 countries together with long-term experience in the needs-oriented procurement of raw materials and worldwide logistics makes CREMER today a reliable and powerful partner for the industry on all continents.

For more information, visit www.cremer.de.

About Y-Soft

Y-Soft is a globally operating company providing scalable print system management solutions (software and hardware) that enable companies and organizations to control costs, reduce waste, increase comfort for users and positively affect the environment.

For more information, visit www.ysoft.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

 tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2012	Magic Software Enterprises Ltd

	By:	/s/ Amit Birk
Amit Birk VP, General Counsel